SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2005 to April 30, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 12 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Awarded a Multi-Million Dollar Deal for the Fire Department of New York to Improve Management of Emergency Calls & Radio Transmissions. Dated April 5, 2005

Press Release: NICE Perform(TM) Selected by Leading US Outsourcer PRC to Better Serve Its Clients and Callers. Dated April 7, 2005

Press Release: NICE to Acquire the Assets of Dictaphone`s Communications Recording Systems Business for $38.5 in Cash. Dated April 11, 2005

Press Release: NICE Systems Wins a $2.8 Million Dollar Deal with NAV CANADA for 70 Additional Air Traffic Control Sites. Dated April 19, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: May 23, 2005

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NICE Awarded a Multi-Million Dollar Deal for the Fire Department of New York to Improve Management of Emergency Calls & Radio Transmissions

Solution to enhance the Fire Department`s recording, storage and analysis of emergency communications

Ra`anana, Israel, April 05, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it was chosen by iXP Corporation (iXP) and the Fire Department of New York (FDNY) to supply its advanced solution for the management of emergency communications . The order follows a successful implementation of the NICE solution with iXP for the New York Police Department, which prompted the FDNY deal.  The contract is valued at approximately $2 million.

As part of its on-going initiative to ensure the highest standards in the reliability of its communications infrastructure following the September 11 terror attack, iXP/FDNY selected NICE for offering the most robust solution for capturing, managing, and replaying voice transmissions, improving rescue operations efficiency and accuracy of event reconstruction.  The NICE solution will provide the FDNY a fully redundant, highly reliable system for locating and disseminating information more quickly and efficiently than with their current system, as well as reducing the time and resources involved in their interventions.

"Improved performance of our communication systems is top priority. NICE offers the most reliable solution, which will help us meet required standards for emergency communications and reduce the time and resources required to search, analyze, and distribute records," said Don Stanton, Assistant Fire Commissioner, Chief Information Officer at the FDNY.

"Emergency communications are inherently complex, especially within a large agency such as FDNY.  With its centralized control and data storage, our solution will ensure that critical information is not only highly protected but also easy to manage," said Chris Wooten, Vice President, NICE Systems Inc.`s Public Safety and Security Division. "This deal is indicative of the changes needed to be made to the nation`s emergency communications infrastructure, where First Responders across the US are turning to NICE to fill an urgently-needed gap in existing communication systems."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

About NICE Public and Security Solutions

NICE`s Public and Security Division deploys solutions for the network-based capture, storage and replay of all types communications media, including voice, fax, email and web over fixed, mobile and IP networks.  NICE`s proven incident monitoring and reconstruction solutions for trunked radio systems enable First Responders to increase the effectiveness and accuracy of incident inquiry and truly benefit from the robust and reliable total recording of all radio and telephony audio and data.  NICE`s solutions also include interface with radar recording, which is capable of capturing and managing hundreds of aircraft-related voice communications, whether from radio, telephone, intercom, or direct lines.  A wide range of content analysis and replay tools provide government and private agencies with proactive protection of critical assets and enable them to ensure the security of the public.

About iXP Corp.

Headquartered in the high-tech corridor of Princeton, New Jersey, iXP provides management consulting and integration services for critical communication and information technology systems utilized by public safety agencies, major universities, and private sector clients.  More information about iXP is available at www.ixpcorp.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745

Investors

Amit Scheinmann	NICE Systems ir@nice.com	972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Perform(TM) Selected by Leading US Outsourcer PRC to Better Serve Its Clients and Callers

Solution suite chosen for its value add to outsourcers and will benefit leading companies

Ra`anana, Israel, April 07, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced it has received a significant order from Precision Response Corporation (PRC), which will implement NICE Perform(TM) at six of its major contact center sites.  PRC is a leading provider of outsourced customer care - domestic, offshore, and nearshore - for several of America`s most successful and respected corporations.

NICE Perform will augment PRC`s ability to extract vital insights from customer interactions, delivering critical information to its contact centers and the entire enterprise.  Web-based applications will also benefit PRC`s clients by allowing them to enter the system and remotely monitor service levels as well as receiving automated reports on customer feedback.  Moreover, advanced tools will enhance agent training programs by providing more concrete feedback to agents, and specific examples of ideal calls.

"One of the cornerstones of our business model is providing valuable customer feedback to our clients to support their business decisions," commented John G. Hall, PRC CEO. "NICE Perform gives us a robust tool for monitoring customer interactions in near real-time and allows us to provide timely analysis and recommendations to our clients.  We are very pleased with results thus far."

"We are very excited to expand our relationship with PRC to include NICE Perform," said Eran Gorev, President and Chief Executive Officer, NICE Systems Inc.  "PRC recognizes the potential of NICE Perform for improving quality of customer service via a clearer understanding of needs and requirements.  NICE Perform`s true value lies in its ability to help organizations make sense of the overwhelming amount of previously hard-to-access data already gathered through their contact centers that they can now rely on to understand and predict customer behavior."

About PRC

Precision Response Corporation (PRC), an operating business of IAC/InterActiveCorp, manages customer relationships for some of the world's leading corporations. With over 20 years of experience, PRC is an outsourced provider of solutions that support customer communications via the telephone, email, web, and IVR, each fully integrated to maximize service and quality. The Company's domestic operations include two subsidiaries: Access Direct, a business-to-consumer customer acquisition company and Hancock Information Group, a business-to-business sales process outsourcing company. Internationally, PRC offers its services in voice and web-enabled centers in the Dominican Republic, India, and the Philippines. PRC's clients include Expedia, American Express, Hotels.com, Match.com, British Airways, DIRECTV, FedEx, AARP and HSN. Headquartered in Ft. Lauderdale, Florida, the Company employs nearly 10,000 Customer Care Associates worldwide. For more information, visit www.prcnet.com.

About NICE Perform

NICE Perform is a fully-integrated suite of solutions that offers innovative ways to generate insight from interactions and drive performance in the contact-center and throughout the enterprise.  NICE Perform provides multidimensional analytics that go beyond the scope of transactional analytics to help decision makers understand customer intent, market dynamics and identify current and future trends.  Content analysis is based on data that is derived from a wide variety of information sources, including word spotting, emotion detection, talk pattern analysis, customer surveys, call flow analysis, application activities, business data and more.  All of this information is stored in a centralized data warehouse.  The power of NICE Perform lies in the unique synergy between components that allows any user to gain insights from the interactions, and turn these insights into an exceptionally valuable source of decision-support information.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insights from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media

Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745

Investors

Amit Scheinmann	NICE Systems ir@nice.com	++972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE to Acquire the Assets of Dictaphone`s Communications Recording Systems Business for $38.5 in Cash

●        Creates clear leader in the first responders, contact centers, and financial trading floors sectors

●        Accelerates company growth with increased revenue and global footprint

●        Provides the platform to transform the public security and homeland security sectors with introduction of multimedia analytics for first responders and command and control centers

●        Creates the largest service and support organization in the industry, including a world class professional services infrastructure

●        Provides the broadest IP portfolio in the industry and a strong brand recognition with Federal and State  agencies as well as with financial institutions

●        Company expects transaction to be accretive to earnings in 2005; raises guidance

Ra`anana, Israel, April 11, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it has signed a definitive agreement to acquire the assets of Dictaphone`s Communications Recording Systems (CRS(TM)) business for approximately $38.5 million.  Dictaphone`s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.  The transaction is subject to satisfaction of customary closing conditions and is anticipated to close before the end of NICE`s second fiscal quarter ending June 30, 2005. The acquisition is expected to be accretive to earnings for the 2005 calendar year.

"This is the next stage in our growth strategy and a major milestone for the insight from interactions market," said Haim Shani, CEO of NICE.  "This transaction extends our leadership with a customer base that exceeds 23,000.  Moreover, we see this transaction bringing tremendous value to the joint customer base, through additional solutions and applications, as well as by creating the largest services and support organization in the industry."

In 2004, NICE initiated the transformation of the enterprise market with Insight from Interactions (customer interactions analytics of telephony, web, radio and video communications) for improved business performance.  With this transaction NICE has a combined base of over 20,000 active first responder sites, which the company intends to leverage for the transformation of this sector.  This transformation will occur by bringing the added value of Insight from Interactions (multimedia analytics solutions) for compliance and operational performance of first responders, transportation, critical infrastructure and command and control centers, as well as law enforcement agencies.

Mr. Shani continued, "NICE has a proven track record of successfully integrating acquired businesses, and we are looking forward to seamless business continuity with this acquisition as well.  We expect this transaction to provide fast and measurable results.  We have been diligent in selecting acquisitions and are positioning this acquisition to bring both immediate value to our customers, shareholders and employees as well as provide a highly profitable revenue stream in the future. Finally, I would like to extend a warm welcome to the Dictaphone CRS employees who will be joining their new home at NICE."

The boards of directors of both NICE and Dictaphone have approved the acquisition. The transaction is expected to close before the end of June after the satisfaction of customary closing conditions.

NICE is providing the following preliminary guidance for 2005 incorporating the expected results of the Dictaphone`s CRS business acquisition. This outlook is likely to change as the integration of Dictaphone`s CRS business proceeds and the acquisition accounting is finalized. The acquisition of Dictaphone`s CRS business is expected to significantly add to NICE`s top-line in 2005, taking the company`s revenues to between $295 - $300 million. Pro forma EPS excluding the acquisition-related amortization, is expected to be in the range of $1.50-1.60 per diluted share.

Conference Call Information

NICE will conduct a conference call on April 12, 2005 beginning at 8:30 a.m. EST to discuss the details of the transaction.  Please call the following dial-in numbers to participate: United States 1-866-860-9642, Israel 03-918-0610.  The conference call and replay will be available online at www.nice.com.

About Dictaphone Corporation's Communications Recording Systems (CRS)(TM) Business
With thousands of installed customers worldwide, Dictaphone Corporation's Communications Recording Systems (CRS(TM)) business is a leading provider of recording systems for 9-1-1 centers and other mission-critical operations. Dictaphone's Freedom recording system provides a flexible, all-in-one solution for full-time recording of mission-critical 9-1-1 and radio communications. Freedom accommodates traditional circuit-switched telephony networks, VoIP, conventional and trunked radio, and hybrid environments. Freedom also offers one of the world`s most advanced phonetic search engines; a one-of-a-kind feature for authenticating voice recordings; integration with PBXs and ANI/ALI controllers; call archiving to network-attached storage devices; and secure access to recordings from any network-connected PC. For more information, please visit www.dictaphone.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745

Investors

Amit Scheinmann	NICE Systems ir@nice.com	972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE Systems Wins a $2.8 Million Dollar Deal with NAV CANADA for 70 Additional Air Traffic Control Sites

Contract will expand existing deployment to 140 sites covering all ATC operations in the country

Ra`anana, Israel, April 19, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it has won an additional contract from NAV CANADA to supply advanced interaction management solutions to 70 air traffic control (ATC) sites throughout Canada. This follows the successful deployment of NICE ATC systems at 70 NAV CANADA sites, and means that all NAV Canada`s ATC operations now utilize NICE solutions.  Delivery is expected to be completed by the end of 2005. The contract is valued at $2.8 million.

NICE`s solutions, which include interfaces with radar recording, are capable of capturing and managing hundreds of aircraft related voice communications whether from radio, telephone, intercom, or direct lines.  NICE ATC solutions enable civil aviation administrations to comply fully with aviation requirements such as continuous voice recording of all ATC communications.

"The solution from NICE Systems will allow us to use leading-edge technology to record, analyze, and rapidly investigate communications between air traffic control, pilots, and ground control," said Guimond Vachon, Director, Communication Navigation Surveillance (CNS) Engineering at NAV CANADA.  "Furthermore, the use of the latest architecture will ensure smooth integration with communications equipment and will facilitate future upgrades."

"Air traffic control is a critical, highly complex communications operation," said Chris Wooten, Vice President, NICE Systems Security Division.  "NICE`s ATC solution will enable NAV CANADA to better monitor transmissions and maintain exact records as mandated by the government and international civil aviation regulators.  Our solution provides high-quality simultaneous audio recording and playback to significantly speed up event analysis verification and support the re-creation of events for investigation and training session simulations.  We`re pleased by NAV CANADA`s continued confidence in NICE, as shown by this new contract."

About NAV CANADA

NAV CANADA, Canada`s provider of civil air navigation services, is a private, non-share capital corporation that owns and operates Canada's civil air navigation service (ANS).  NAV CANADA co-ordinates the safe and efficient movement of aircraft in Canadian domestic airspace and international airspace assigned to Canadian control. Through its coast-to-coast operations, NAV CANADA provides air traffic control, flight information services including weather briefings and airport advisory services, and air navigation and approach aids.  More information is available at www.navcanada.ca.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insights from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

About NICE Public and Security Solutions

NICE`s Public and Security Division deploys solutions for the network-based capture, storage and replay of all types communications media, including voice, fax, email and web over fixed, mobile and IP networks.  NICE`s proven incident monitoring and reconstruction solutions for trunked radio systems enable First Responders to increase the effectiveness and accuracy of incident inquiry and truly benefit from the robust and reliable total recording of all radio and telephony audio and data.  NICE`s solutions also include interface with radar recording, which is capable of capturing and managing hundreds of aircraft-related voice communications, whether from radio, telephone, intercom, or direct lines.  A wide range of content analysis and replay tools provide government and private agencies with proactive protection of critical assets and enable them to ensure the security of the public.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745

Investors

Amit Scheinmann	NICE Systems ir@nice.com	972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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